UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Oaktree Strategic Income Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67402D 104

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

William J. Tuttle

Proskauer Rose LLP

1001 Pennsylvania Avenue NW

Suite 600 South

Washington, DC 20004

(202) 416-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67402D 104	13D	Page 2 of 14 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,768,748
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,768,748

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,768,748
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.0%
14	Type of Reporting Person PN

CUSIP No. 67402D 104	13D	Page 3 of 14 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,768,748 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,768,748 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,768,748 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.0%
14	Type of Reporting Person OO

(1)	Solely in its capacity as general partner of Oaktree Capital Management, L.P.

CUSIP No. 67402D 104	13D	Page 4 of 14 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Atlas OCM Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,768,748 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,768,748 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,768,748 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.0%
14	Type of Reporting Person OO

(1)	Solely in its capacity as sole managing member of Oaktree Capital Management GP, LLC.

CUSIP No. 67402D 104	13D	Page 5 of 14 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF; OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 392,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,000 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 67402D 104	13D	Page 6 of 14 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 392,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person PN

CUSIP No. 67402D 104	13D	Page 7 of 14 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person OCM Holdings I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 392,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,000 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 67402D 104	13D	Page 8 of 14 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 392,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,000 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 67402D 104	13D	Page 9 of 14 Pages

This statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 21, 2017 (the “Original Statement”) by Oaktree Capital Management, L.P. (“Oaktree”) and the other persons named therein, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 12, 2018 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on October 19, 2018 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13D filed with Securities and Exchange Commission on May 28, 2019 (“Amendment No. 3” and together with the Original Statement, Amendment No. 1 and Amendment No. 2, the “Prior Statements”), is hereby amended and supplemented by this Amendment No. 4 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Statements. Except as otherwise provided herein, each Item of the Prior Statements remains unchanged.

Item 2.	Identity and Background

Item 2 of the Prior Statements is hereby amended and restated in its entirety as follows:

(a) - (c) and (f)

This Schedule 13D is being filed jointly, pursuant to a second amended and restated joint filing agreement, by (i) Oaktree, a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended, whose principal business is to provide investment advisory services to investment funds and accounts; (ii) Oaktree Capital Management GP, LLC, a Delaware limited liability company (“OCM GP LLC”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree; (iii) Atlas OCM Holdings, LLC, a Delaware limited liability company (“Atlas OCM Holdings”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; (iv) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of the general partner of certain investment funds and separately managed accounts; (v) Oaktree Capital I, L.P., a Delaware limited partnership (“Oaktree Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Fund GP I, L.P. and to invest in securities; (vi) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital I and to hold limited partnership interests in Oaktree Capital I; and (vii) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings” and, together with Oaktree, OCM GP LLC, Atlas OCM Holdings, OCG, Oaktree Capital I and Holdings I, the “Reporting Persons”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I.

The Reporting Persons have entered into a second amended and restated joint filing agreement, dated as of December 20, 2019, a copy of which is attached hereto as Exhibit 1.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is incorporated by reference into this Item 2. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d) and (e)

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Items 5(a) – 5(c) of the Prior Statements are amended and restated in their entirety as follows:

As a result of the Voting Agreement described in Item 6 of the Original Statement and Item 3 of Amendment No. 1 among Oaktree and the Tannenbaum Stockholders, Oaktree may be deemed to be beneficially own 6,768,748, or approximately 23.0%, of the issued and outstanding shares of Common Stock, which shares of Common Stock are held by the Tannenbaum Stockholders (the “Tannenbaum Shares”).

CUSIP No. 67402D 104	13D	Page 10 of 14 Pages

As a result of Oaktree Capital I purchasing 392,000 shares of Common Stock in the open market (the “Oaktree Shares”), Oaktree Capital I may be deemed to beneficially own 392,000, or approximately 1.3%, of the issued and outstanding shares of Common Stock.

OCM GP LLC, in its capacity as the general partner of Oaktree, has the ability to direct the management of Oaktree, including the power to direct the decisions of Oaktree regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, OCM GP LLC may be deemed to have indirect beneficial ownership of the Tannenbaum Shares.

Atlas OCM LLC, in its capacity as the sole managing member of OCM GP LLC, has the ability to direct the management of OCM GP LLC, including the power to direct the decisions of OCM GP LLC regarding the voting and disposition of securities beneficially owned by OCM GP LLC. Therefore, Atlas OCM LLC may be deemed to have indirect beneficial ownership of the Tannenbaum Shares. Atlas OCM LLC is managed by its ten member board of directors.

Holdings I, in its capacity as the general partner of Oaktree Capital I, has the ability to direct the management of Oaktree Capital I’s business, including the power to direct the decisions of Oaktree Capital I regarding the voting and disposition of securities held by Oaktree Capital I. Therefore, Holdings I may be deemed to have indirect beneficial ownership of the Oaktree Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities beneficially owned by Holdings I. Therefore, Holdings may be deemed to have indirect beneficial ownership of the Oaktree Shares.

OCG, in its capacity as managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities beneficially owned by Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the Oaktree Shares. OCG is managed by its ten member board of directors.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock, other than Bruce A. Karsh, who directly owns 25,000 shares of Common Stock, and John B. Frank, who beneficially owns 74,756 shares of Common Stock (of which (i) 11,876 shares are held directly by Mr. Frank and (ii) 62,880 shares are held by a member of Mr. Frank’s family and he may be deemed to have voting and/or investment power with respect to, but he has no pecuniary interest in, such shares); provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, other than Messrs. Karsh and Frank for their respective directly owned shares of Common Stock.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1 of Amendment No. 1 is replaced with the Second Amended and Restated Joint Filing Agreement, by and among the Reporting Persons, dated as of December 20, 2019, filed with this Amendment No. 3.

CUSIP No. 67402D 104	13D	Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 20, 2019

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Senior Vice President

ATLAS OCM HOLDINGS, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Senior Vice President

OAKTREE CAPITAL I, L.P.

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Senior Vice President

CUSIP No. 67402D 104	13D	Page 12 of 14 Pages

ANNEX A

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Capital Management GP, LLC.

Oaktree Capital Management GP, LLC

The sole managing member of Oaktree Capital Management GP, LLC is Atlas OCM Holdings, LLC.

Atlas OCM Holdings, LLC

The name and principal occupation of each of the directors and executive officers of Atlas OCM Holdings, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Richard Masson	Director of Oaktree Capital Group, LLC

Steven J. Gilbert	Director of Oaktree Capital Group, LLC

Bruce Flatt	Director of Oaktree Capital Group, LLC and Chief Executive Officer of Brookfield Asset Management, Inc.

Justin Beber	Director of Oaktree Capital Group, LLC and Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield Asset Management, Inc.

Marna C. Whittington	Director of Oaktree Capital Group, LLC

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

CUSIP No. 67402D 104	13D	Page 13 of 14 Pages

Richard Masson	Director of Oaktree Capital Group, LLC

Steven J. Gilbert	Director of Oaktree Capital Group, LLC

Bruce Flatt	Director of Oaktree Capital Group, LLC and Chief Executive Officer of Brookfield Asset Management, Inc.

Justin Beber	Director of Oaktree Capital Group, LLC and Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield Asset Management, Inc.

Marna C. Whittington	Director of Oaktree Capital Group, LLC

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.